FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.      An announcement regarding election of director, amendments to the articles of association, and general mandate to issue shares of Huaneng Power International, Inc. (the Registrant”) ; and

2.      A notice of 2015 annual general meeting of the Registrant;

Each made by the Registrant on May 6, 2016.

Announcement 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities herein.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ELECTION OF DIRECTOR
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
GENERAL MANDATE TO ISSUE SHARES

A notice convening the AGM to be held at 9 a.m. on 23 June 2016 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC, together with the relevant reply slip and proxy form have been issued to Shareholders separately.

If you intend to attend the AGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend the AGM, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.

6 May 2016

CONTENTS

Page

Definitions		1

Letter from the Board		3

1.	Introduction	3

2.	Election of Director	4

3.	Amendments to the Articles of Association	5

4.	General mandate to Issue Shares	5

5.	The AGM	7

6.	Recommendations	8

7.	Responsibility Statement	8

Appendix I – Particulars of the Proposed Amendments to the Articles of Association of the Company

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”, “Domestic Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“AGM”, “General Meeting”
the 2015 annual general meeting of the Company to be held at 9 a.m. on 23 June 2016 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC;

"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time;

“Board”	the board of Directors of the Company;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“General Mandate”
a general mandate to be granted to the Board for issuing A Shares and H Shares representing up to the limit of 20% of each of the aggregate nominal values of the A Shares and H Shares of the Company in issue on the date of passing the related resolution;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

DEFINITIONS

“Latest Practicable Date”	3 May 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“PRC”, “China”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong); and

“Shareholders”	the shareholders of the Company.

LETTER FROM THE BOARD

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Directors:	Legal Address:
Cao Peixi	Huaneng Building
Guo Junming	6 Fuxingmennei Street
Liu Guoyue	Xicheng District
Li Shiqi	Beijing 100031
Huang Jian	PRC
Fan Xiaxia
Mi Dabin
Guo Hongbo
Zhu Yousheng
Li Song

Independent Non-executive Directors:
Li Zhensheng
Zhang Shouwen
Yue Heng
Geng Jianxin
Xia Qing

Cao Peixi	6 May 2016

To the Shareholders

Dear Sir or Madam,

ELECTION OF DIRECTOR
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
GENERAL MANDATE TO ISSUE NEW SHARES

1.	INTRODUCTION

The purpose of this circular is to provide you with relevant information to enable you to make an informed decision on whether to vote for or against the proposals relating to (among others) the change in the Director of the Company, the amendments to the Articles of Association and the General Mandate to issue new Shares to be proposed at the AGM.

LETTER FROM THE BOARD

2.	ELECTION OF DIRECTOR

Given that Mr. Zhang Shouwen has tendered his resignation report to the Board resigning from the position of independent non-executive Director of the Eighth Session of the Board, the Board of the Company agreed to nominate Mr. Xu Mengzhou as the candidate of independent non-executive Director of the Eighth Session of the Board of Directors, and to submit the proposal for approval at the Company’s General Meeting.

If the proposal regarding the change in the Director is approved at the General Meeting, the Board of Directors of the Company agrees to elect Mr. Xu Mengzhou as a member of each of the Audit Committee and the Nomination Committee. The positions mentioned above shall take effect on the date when Mr. Xu Mengzhou is elected as independent non-executive Director of the Eighth Session of the Board of Directors at the General Meeting.

The Board of Directors of the Company is satisfied with the work by Mr. Zhang Shouwen during his term of tenure, and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to him.

Biographical details of the candidate for independent non-executive Director are as follows:

XU Mengzhou, aged 66, is currently a professor at the Renmin University of China and an independent director of Shandong Hualu-Hengsheng Chemical Co., Ltd. and ENN Ecological Holdings Co., Ltd (a company listed on the Shanghai Stock Exchange). He graduated from the Renmin University of China with a PhD in Economic Laws and served as a professor at the Law School and the International College of the Renmin University of China.

Save the work relationships disclosed in the qualifications above, Mr. Xu Mengzhou does not have any other connections and relationships with the Company, its controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by the China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Xu Mengzhou does not hold any shares in the Company.

The Company proposes to appoint Mr. Xu as an Independent Non-executive Director of the Company for a term until the end of the Eighth Session of the Board of Directors. Mr. Xu’s annual remuneration before tax will be RMB74,000. Save as disclosed above, Mr. Xu has not held any directorship or supervisory position in any other listed companies, nor does he have any other major appointment or qualification during the last three years. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules, nor is he involved in any of the matters required to be disclosed pursuant to the Rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

LETTER FROM THE BOARD

The above proposal shall be submitted to the AGM as ordinary resolution for consideration and approval by the Shareholders.

3.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board of Directors proposes to amend the Articles of Association to reflect (among other things) the changes to the number of issued Shares of the Company following completion of the non-public issuance of 780,000,000 H Shares took place in November 2015.

Details of the proposed amendments to the Articles of Association are set out in Appendix I.

The Articles of Association are written in Chinese and the translation into English language is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

According to the Articles of Association and the relevant rules and regulations, the proposed amendments are subject to the approval of the Shareholders of the Company by way of special resolution at the general meeting. Further, the proposed amendments will become effective after obtaining the approval from the relevant PRC authorities.

The Directors consider that the proposed amendments are in the interest of the Company and its Shareholders as a whole. Advice has been obtained from independent legal advisers that the amended Articles of Association comply with the laws of the PRC and the Hong Kong Listing Rules requirements.

4.	GENERAL MANDATE TO ISSUE SHARES

The Company seeks to obtain approval from its Shareholders for the General Mandate to issue Shares.

Scope of the authorisation is set out below:

(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People’s Republic of China (“PRC”) and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/ or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

LETTER FROM THE BOARD

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) conditionally or unconditionally separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of Huaneng Power International; and

(ii)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(6)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the directors authorised by the Board) Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

LETTER FROM THE BOARD

(7)
The Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this general mandate.

No shareholders’ class meetings shall be required to be convened by the Company when the Board of Directors exercises the General Mandate to issue A Shares. If, as required by the relevant domestic law and regulations in the PRC, a general meeting needs to be convened even if the General Mandate to issue Shares is obtained, then it is still subject to the approval by all Shareholders at the general meeting.

As at the Latest Practicable Date, the Company had in issue 15,200,383,440 Shares comprising 10,500,000,000 A Shares and 4,700,383,440 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 2,100,000,000 A Shares and/or 940,074,688 H Shares on the basis that no further A Shares and/or H Shares will be issued by the Company prior to the General Meeting.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

5.	THE AGM

A notice convening the AGM to be held at 9:00 a.m. on 23 June 2016 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC, together with the reply slip and a form of proxy have been issued to the Shareholders separately. Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, voting at the AGM will be conducted by poll. The poll results will be published on the websites of the Company and of the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules following the AGM.

Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip and the form of proxy in accordance with the instructions printed thereon. The form of proxy should be completed and returned to Hong Kong Registrars Limited (for holders of H Shares of the Company) at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or to the Company’s head office in China (for holders of Domestic Shares of the Company), as soon as possible and in any event

LETTER FROM THE BOARD

not later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

6.	RECOMMENDATIONS

The Board believes that the proposed resolutions set out in the notice of the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favor of the resolutions as set out in the notice of the AGM.

7.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

APPENDIX I	PARTICULARS OF PROPOSED AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

PARTICULARS OF PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF HUANENG POWER INTERNATIONAL, INC.
Article No.	Original text	Amended text
10
The Company’s scope of business (subject to the items as approved by the authority responsible for the registration of companies): investing in the construction, operation and management of power plants and developing, investing in and operating other export-oriented enterprises relating to power plants; and heat production and supply.

The Company’s scope of business (subject to the items as approved by the authority responsible for the registration of companies): investing in the construction, operation and management of power plants and developing, investing in and operating other export-oriented enterprises relating to power plants; heat production and ~~supply~~ sale; electricity production and sale.

15
With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic-invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time.

With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic-invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time.

All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign- invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign- invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

APPENDIX I	PARTICULARS OF PROPOSED AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic-invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign- invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic-invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign- invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic- listed domestic-invested shares and 100 million shares are non-listed domestic- invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic- listed domestic-invested shares and 100 million shares are non-listed domestic- invested shares.

APPENDIX I	PARTICULARS OF PROPOSED AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and 1.5 billion domestic-listed domestic-invested shares in December 2010.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and 1.5 billion domestic-listed domestic-invested shares in December 2010.

APPENDIX I	PARTICULARS OF PROPOSED AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.

Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately 72.81% of the Company’s total share capital are held by holders of domestic-listed shares, and 3,920,383,440 shares representing approximately 27.19% of the Company’s total share capital are held by holders of overseas-listed shares.

~~The existing structure of the Company’s share capital~~ After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the ~~total~~ number of ~~issued~~ ordinary shares ~~of the Company~~ was 14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately 72.81% of the Company’s total share capital were held by holders of domestic-listed shares, and 3,920,383,440 shares representing approximately 27.19% of the Company’s total share capital were held by holders of overseas-listed shares.

As per special resolution passed at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 780 million overseas-listed foreign-invested shares in November 2015.

APPENDIX I	PARTICULARS OF PROPOSED AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

The existing structure of the Company’s share capital is as follows: the total number    of issued ordinary shares of the Company is 15,200,383,440 shares, out of these, 10,500,000,000 shares representing  approximately 69.08% of the Company’s total share capital are held by holders of domestic-listed shares, and 4,700,383,440 shares representing approximately 30.92% of the Company’s total share capital are  held by holders of overseas-listed shares.

19	The registered capital of the Company is RMB14,420,383,440.	The registered capital of the Company is RMB~~14,420,383,440~~15,200,383,440.
66
A shareholder (including his/her proxy), when voting at a general meeting of shareholders, may exercise such voting rights as attached to the number of voting shares which he/she represents in which case one (1) vote is attached to each share. However, shares of the Company held by the Company shall not enjoy voting rights. If any shareholder who is required to abstain from voting on or may only vote for or against any resolution in accordance with the relevant provisions of the securities exchange on which the Company’s shares are listed, any vote by such shareholder (including his/ her proxy) in violation of the relevant requirements or restrictions referred to above shall be deemed invalid.

A shareholder (including his/her proxy), when voting at a general meeting of shareholders, may exercise such voting rights as attached to the number of voting shares which he/she represents in which case one (1) vote is attached to each share.

When a general meeting of shareholders is considering significant matters which affect the interests of small and medium shareholders, the votes of small and medium shareholders should be counted separately, and the separate counting result shall be disclosed timely and publicly.

However, shares of the Company held by the Company shall not enjoy voting rights. If any shareholder who is required to abstain from voting on or may only vote for or against any resolution in accordance with the relevant provisions of the securities exchange on which the Company’s shares are listed, any vote by such shareholder (including his/her proxy) in violation of the relevant requirements or restrictions referred to above shall be deemed invalid.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)
Proxy Form for 2015 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)
of	,
Shareholders’ Account:
and I.D. No.:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc.
(the “Company”) now appoint (Note 3)
I.D. No.:
(of	),
or failing him, the Chairman of the meeting, as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2015 Annual General Meeting to be held at 9:00 a.m. on 23 June 2016 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.(Note 6)
ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2015
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2015
3.	To consider and approve the audited financial statements of the Company for 2015
4.	To consider and approve the profit distribution plan of the Company for 2015
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2016
6.	To consider and approve the proposal regarding the change in the Independent Director of the Company
SPECIAL RESOLUTIONS
7.	To consider and approval the proposal regarding the amendments to the articles of association of the Company
8.	To consider and approve the proposal regarding the granting of the general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares

Date:	2016	Signature:	(Note 5)

Notes:
1.
Please insert the number of H Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the H Shares in the share capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2015 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2015 Annual General Meeting.

* Please delete as appropriate.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Reply Slip for 2015 Annual General Meeting

I/(We)	of

Telephone number:	and Fax number:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* of Huaneng Power International,
Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2015 annual general meeting (the “AGM”) to be held at 9 a.m. on 23 June 2016 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China.

Signature:

Date:

Note
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

*    Please delete as appropriate.

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

NOTICE OF 2015 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2015 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 23 June 2016 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2015

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2015

3.	To consider and approve the audited financial statements of the Company for 2015

4.	To consider and approve the profit distribution plan of the Company for 2015 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2016 (Note 2)

6.	To consider and approve the proposal regarding the change in the Independent Director of the Company (Note 3)

SPECIAL RESOLUTIONS

7.	To consider and approve the proposal regarding the amendments to the articles of association of the Company (Note 4)

8.	To consider and approve the proposal regarding the granting of the general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 5)

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Zhang Shouwen (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Yue Heng (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Geng Jianxin (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
6 May 2016

Notes:

1.	The profit distribution plan of the Company for 2015

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profit attributable to equity holders of the Company for the accounting year ended 31 December 2015 under PRC GAAP and the International Financial Reporting Standards was RMB13,786.05 million and RMB13,651.93 million. Pursuant to the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2015 based on the calculation according to PRC GAAP as statutory capital reserve. There need not be any apportionment when the accumulated statutory capital reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory capital reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory capital reserve for 2015. The Company will not apportion any discretionary surplus reserve for 2015.

The Company’s proposed profit distribution plan for 2015 is a cash dividend of RMB0.47 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB7,144.18 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2016

The board of directors (the “Board of Directors”) of the Company proposes to appoint KPMG Huazhen LLP as the domestic auditors of the Company and KPMG as the Company’s international auditors for 2016 with a total remuneration of RMB31.07 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB24.47 million and RMB6.6 million respectively).

3.	Proposal regarding the change in the Independent Director of the Company

Please refer to the circular of the Company dated 6 May 2016 (the “Circular”) for details.

4.	Proposal regarding the amendments to the articles of association of the Company.

Please refer to the Circular for details.

5.	Proposal regarding the granting of the general mandate to the Board of Directors to issue domestic share and/or overseas listed foreign shares

Please refer to the Circular for details.

6.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

7.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person(s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 2 June 2016.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

8.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the AGM

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 2 June 2016 to 23 June 2016 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit  the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 1 June 2016. Holders of H shares whose names are recorded in the register of member of the Company on 2 June 2016 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2015

In order to determine the H Shareholders entitled to receive the 2015 Final Dividend, the Company will suspend registration of transfer of H Shares from 1 July 2016 to 7 July 2016 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 30 June 2016. The H Shareholders whose names are recorded in the register of members of the Company on 7 July 2016 are entitled to receive the 2015 Final Dividend.

9.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

3.	The address for contact:

Capital  Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Persons:	Xie Meixin, Zhou Di
	Contact Telephone No:	(+86) 10 6322 6590 (+86) 10 6322 6599
	Facsimile No:	(+86) 10 6641 2321
	Email address:	xiemx@hpi.com.cn

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     May 9, 2016